UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                         May
27, 2021

  Via E-Mail

  Sabastian V. Niles, Esq.
  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019

           Re:     Genesco Inc.
                   Preliminary Proxy Statement on Schedule 14A
                   Filed May 21, 2021
                   File No. 001-03083

  Dear Mr. Niles:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Preliminary Proxy Statement

  1.       Please fill in the blanks in your document.


  Proposal 1. Election of Directors, page 14

  2. Please clarify your disclosure to describe more precisely the business experience for Mr.
           Diamond and Mr. Lambros during the past five years.
 Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz
May 27, 2021
Page 2

         We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions